UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item (6)(a)(ii) – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a) On April 3, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors of Bit Digital, Inc. (the “Company”), after consulting with management and the Company’s independent registered accounting firm, Audit Alliance LLP (the “Auditors”), concluded that the Company’s consolidated financial statements as of December 31, 2021 and for the years ended December 31, 2021 and 2020, as amended, included in its 2021 Annual Report on Form 20-F (the “2021 Annual Report”), as well as the Company’s previously issued condensed interim consolidated financial statements as of and for the interim periods in 2022 and 2021, as filed in the Company’s Reports on Form 6-K for the periods ended March 31, 2022 and 2021, June 30, 2022 and 2021, and September 30, 2022 and 2021 (together with the financial statements contained in the 2021 Annual Report, the “Impacted Financials”) should no longer be relied upon. Similarly, any previously filed reports, press releases, earnings releases, or investor presentations or other communications describing the Company’s financial statements and other related financial information covering the previously mentioned Impacted Financials should no longer be relied upon as a result of what follows:

The Company’s digital assets held are indefinite lived intangible assets that it accounts for under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350 – Intangible Assets Goodwill and Other (“ASC 350”) and as such, are subject to impairment testing on an annual basis or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired in accordance with ASC 350-30-35-18. The Company has determined that its method of calculating impairment of its digital assets, using prices of digital assets on the reporting date prior to January 1, 2022 and on a daily basis using closing price at a standard cutoff time in 2022, were not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value. The Company determined that ASC 350-30-35-19 effectively calls for the intraday low price of digital assets to be utilized in calculating impairment, as that metric is the most accurate indicator whenever events or changes indicate it is more likely than not that the asset is impaired.

As a result, the Company plans to disclose in its Annual Report on Form 20-F for the year ended December 31, 2022 the amended Impacted Financials for each of the non-reliance periods.

The Audit Committee has disclosed these matters to the Auditors.

Other Events – Update on Generate Capital Hosting Sites

As previously announced, on January 23, 2023, Bit Digital USA, Inc. (the “Company”) and Generate Capital, PBC (“Generate”) entered into a litigation standstill agreement (the “Standstill Agreement”) regarding the disputed notice of termination of the Master Agreement (the “MA”) dated September 9, 2020, by and between the Company and Compute North, LLC. The Company had disputed the propriety of the purported termination and attempted to resolve the dispute with Generate. The Standstill Agreement ended on March 31, 2023 and the Company intends to move its miners from Kearney, Nebraska to the hosting facilities maintained by Blockfusion and Coinmint in New York State.

Under the Standstill Agreement, Generate restored power to the Company’s miners and the Company paid what was required under the MA. The termination of the MA and relocation of miners has had a material adverse effect on its business and financial condition.

Safe Harbor Statement

This report may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Exhibit No.	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Samir Tabar
Name:	Samir Tabar
Title:	Chief Executive Officer

Date: April 6, 2023

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